

David Everitt · 3rd

Chief Executive Officer at GameSafe

Greater Phoenix Area · Contact info

500+ connections

 GameSafe

University of Washington

Experience


GameSafe
1 yr 4 mos

Chief Executive Officer
Full-time
Jul 2020 – Present · 1 yr 4 mos
Greater Phoenix Area

Chief Technology Officer
Full-time
Dec 2020 – Apr 2021 · 5 mos
Phoenix, Arizona, United States


Executive Vice President Technology
GameSafe Inc · Full-time
Jul 2020 – Dec 2020 · 6 mos
Phoenix, Arizona, United States


Co-Founder
The ChatSafe, LLC · Full-time
Dec 2019 – Dec 2020 · 1 yr 1 mo
Paradise Valley, Arizona


SKILLQUEST CORP.
1 yr 9 mos

API Consultant
Jan 2017 – Sep 2018 · 1 yr 9 mos
Skillquest

AWS architect

API Consultant
Jan 2017 – Sep 2018 · 1 yr 9 mos
Scottsdale, AZ

Contracted with Health and Fitness Industry leader to standup new international web presence. Architected and developed Microservices in Node.js for AWS implementation. Skilled in GIT, Scrum procedures and Agile leadership, API architecting and Development, and CI testing and deployment through Jenkins. Migrated Oracle systems by by creatin ...see more


Sr Engineer
Slalom Consulting
Apr 2015 – Jan 2017 · 1 yr 10 mos
Greater Seattle Area

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Education


University of Washington
Computer Science and Systems, Computer Software Engineering, 3.26
2011 – 2013

Completed all undergraduate courses for BS in Computer Science and Systems


DeVry University-Ohio
Undergraduate work towards BS, Web development and applications, 4.0
2010 – 2011
Activities and Societies: Dean's List, all quarters attended.

Licenses & certifications


Certified Scrum Product Owner
Scrum Alliance
Issued Jul 2015 · Expired Aug 2017
See credential


Certified Scrum Master
Scrum Alliance
Issued Oct 2014 · Expired Oct 2016


AWS Certified Developer – Associate Level
Amazon Web Services

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Volunteer experience


IT Consulting
Pregnancy Resource Center
Jan 2001 – Present · 20 yrs 10 mos
Children

Assist with technical issues